UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of November 2005

Commission File Number 000-12790

ORBOTECH LTD.

(Translation of registrant’s name into English)

SANHEDRIN BOULEVARD, NORTH INDUSTRIAL ZONE, YAVNE 81101, ISRAEL

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):        ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):        ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

Attached hereto and incorporated by reference herein are the following documents:

1.	Press release issued by the Registrant on, and dated, November 7, 2005, and entitled “Orbotech Announces Third Quarter 2005 Results”.

2.	Registrant’s Condensed Consolidated Balance Sheet at September 30, 2005.

3.	Registrant’s Condensed Consolidated Statements of Income for the Nine Month and Three Month Periods ended September 30, 2005.

*        *        *        *        *          *

This report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 (Registration No. 33-25782, Registration No. 33-78196, Registration No. 333-05440, Registration No. 333-06542, Registration No. 333-08404, Registration No. 333-09342, Registration No. 333-11124, Registration No. 333-12692 and Registration No. 333-127979) of Orbotech Ltd. previously filed with the Securities and Exchange Commission.

FOR IMMEDIATE RELEASE

ORBOTECH ANNOUNCES THIRD QUARTER 2005 RESULTS

YAVNE, ISRAEL — November 7, 2005 — ORBOTECH LTD. (NASDAQ/NM SYMBOL: ORBK) today announced its consolidated financial results for the third quarter and nine months ended September 30, 2005.

Revenues for the third quarter of 2005 were $93.7 million, compared to $89.3 million recorded in the second quarter of 2005 and $82.7 million in the third quarter a year ago. Net income for the third quarter of 2005 was $11.1 million, or $0.33 per share (diluted), compared to net income of $9.5 million, or $0.29 per share (diluted), in the second quarter of 2005 and $9.4 million, or $0.29 per share (diluted), in the third quarter of 2004.

Revenues for the first nine months of 2005 totaled $283.5 million, compared to $227.4 million recorded during the same period in 2004. Net income for the first nine months of 2005 was $31.2 million, or $0.94 per share (diluted), compared to net income of $23.0 million, or $0.70 per share (diluted), for the same period last year.

Sales of equipment to the printed circuit board (“PCB”) industry relating to bare PCBs were $37.3 million in the third quarter of 2005, compared to $35.0 million in the second quarter of 2005 and $33.0 million in the third quarter of 2004. Sales of equipment to the PCB industry relating to assembled PCBs were $9.1 million, compared to $5.4 million in the second quarter this year and $7.4 million in the third quarter of last year. Sales of flat panel display (“FPD”) inspection equipment were $26.3 million, compared to $27.5 million in the second quarter of 2005 and $24.1 million in the third quarter of 2004. Sales of automatic check reading products were $1.6 million in the third quarter of 2005, compared to $2.0 million in the second quarter of 2005 and $1.1 million in the third quarter of 2004. In addition, service revenues for the third quarter were $19.3 million, unchanged from the second quarter of 2005 and increased from the $17.1 million recorded in the third quarter of 2004.

The Company completed the quarter with cash, cash equivalents and marketable securities of approximately $201 million, compared with approximately $191 million at the end of the second quarter, due principally to positive operating cash flow for the quarter of approximately $9 million. Non-operating disbursements totaled approximately $1.5 million, comprised mainly of capital expenditures.

The continued strong demand for the Company’s Discovery PCB-AOI series and its Paragon solid state laser direct imaging systems was the principal factor in the increased revenues from bare PCB inspection equipment. Revenues from sales of the Company’s assembled PCB products were favorably affected by the recent introduction of the Company’s new Symbion series of post-paste and post-reflow inspection systems, both of which have been very well received by customers.

During the third quarter the FPD industry experienced strong demand for flat panel displays intended for use in LCD televisions, and manufacturers are ramping up production lines on schedule. In addition, in order to meet increasing demand, FPD manufacturers are not only preparing for new plant capacity in 2006, but are expanding capacity at their existing facilities, as evidenced by bookings recorded by the Company during the third quarter.

Commenting on the results, Yochai Richter, Chief Executive Officer, said: “We are pleased with our strong results for the quarter, which reflect our continued introduction of innovative products for the benefit of our customers. Their successes, in turn, help us maintain our position as a leading global supplier of yield-enhancement solutions for the PCB and FPD industries.”

An earnings conference call is scheduled for Monday, November 7, 2005, at 9:00 a.m. EST. The dial-in number for the conference call is 773-680-5843, and a replay will be available at 203-369-3240, until November 21, 2005. The pass code is Q3. A live web cast of the conference call can also be heard by accessing the investor relations section on the Company’s website at www.orbotech.com.

About Orbotech Ltd.

Orbotech is a world leader in providing yield-enhancing, production support solutions for specialized applications in the supply chain of the electronics industry, principally for printed circuit boards (PCBs) and flat panel displays (FPDs). The Company designs, develops, manufactures, markets and services automated optical inspection (AOI) systems for bare and assembled PCBs and for FPDs, and imaging solutions for PCB production. The Company’s innovative AOI, imaging and computer-aided manufacturing (CAM) technologies enable customers to achieve the increased yields and throughput essential to remaining at the forefront of electronics production. Through its subsidiary, Orbograph Ltd., the Company also develops and markets automatic check reading software to banks and other financial institutions. Of Orbotech’s employees, more than one quarter are scientists and engineers, who integrate their multi-disciplinary knowledge, talents and skills to develop and provide sophisticated solutions and technologies designed to meet customers’ long-term needs. Orbotech maintains its headquarters and its primary research, development and manufacturing facilities in Israel, and more than 30 offices worldwide. The Company’s extensive network of marketing, sales and customer support teams throughout North America, Europe, the Pacific Rim, China and Japan deliver its knowledge and expertise directly to customers the world over. For more information visit www.orbotech.com.

Except for historical information, the matters discussed in this press release are forward-looking statements that are subject to certain risks and uncertainties which could cause the actual results to differ materially from those projected, including industry trends, the timing and strength of product and service offerings, changes in business or pricing strategies, changes in the prevailing political and regulatory framework in which the relevant parties operate or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis and other risks detailed from time to time in the Company’s SEC reports. The Company assumes no obligation to update the information in this press release.

COMPANY CONTACTS:
Adrian Auman, Corporate Vice President	Michelle Harnish
Investor Relations, Director of Finance	Marketing Communications Manager
Orbotech Ltd.	Orbotech, Inc.
+972-8-942-3560	+1-978-901-5120
Amichai Steinberg, CFO and Corporate VP Finance
Orbotech Ltd.
+972-8-942-3524 www.orbotech.com

ORBOTECH LTD.

CONDENSED CONSOLIDATED BALANCE SHEET

AT SEPTEMBER 30, 2005

	September 30 2005	December 31 2004
	(Unaudited)	(Audited)
	U. S. dollars in thousands
Assets

CURRENT ASSETS:
Cash and cash equivalents	158,034	127,331
Marketable securities	20,685	14,462
Short-term bank deposits		10,000
Accounts receivable:
Trade	121,590	113,184
Other	22,626	19,849
Deferred income taxes	2,394	1,123
Inventories	67,410	71,525

Total current assets	392,739	357,474

INVESTMENTS AND NON-CURRENT ASSETS:
Marketable securities	21,983	29,987
Other long-term Investments	8,519	8,332
Non-current trade receivables	225	652
Severance pay fund	15,221	14,740
Deferred income taxes	3,137	4,001

	49,085	57,712

PROPERTY, PLANT AND EQUIPMENT, net of accumulated depreciation and amortization	18,948	17,454

GOODWILL AND OTHER INTANGIBLE ASSETS, net of accumulated amortization	15,662	11,231

	476,434	443,871

Liabilities and shareholders’ equity

CURRENT LIABILITIES:
Accounts payable and accruals:
Trade	33,148	35,261
Other	55,317	57,950

Total current liabilities	88,465	93,211

ACCRUED SEVERANCE PAY	26,425	24,877

Total liabilities	114,890	118,088

MINORITY INTEREST IN CONSOLIDATED SUBSIDIARY	560	503

SHAREHOLDERS’ EQUITY:
Share capital	1,631	1,620
Additional paid-in capital	102,330	98,807
Deferred stock compensation	(297)	(455)
Retained earnings	278,857	247,632
Accumulated other comprehensive income	787

	383,308	347,604
Less treasury stock, at cost	(22,324)	(22,324)

Total shareholders’ equity	360,984	325,280

	476,434	443,871

ORBOTECH LTD.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

FOR THE NINE MONTH AND THREE MONTH PERIODS ENDED SEPTEMBER 30, 2005

	9 months ended September 30		3 months ended September 30		12 months ended December 31
	2005	2004	2005	2004	2004
	(Unaudited)		(Unaudited)		(Audited)
	U.S. dollars in thousands (except per share data)
REVENUES	283,470	227,400	93,682	82,691	315,168
COST OF REVENUES	163,436	126,391	52,650	46,287	176,535

GROSS PROFIT	120,034	101,009	41,032	36,404	138,633
RESEARCH AND DEVELOPMENT COSTS - net	41,127	34,902	13,744	12,064	47,997
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	43,991	38,781	15,018	13,495	52,951
AMORTIZATION OF OTHER INTANGIBLE ASSETS	1,905	1,731	595	577	2,308

OPERATING INCOME	33,011	25,595	11,675	10,268	35,377
FINANCIAL INCOME - net	2,450	862	945	277	1,252
WRITE-DOWN OF LONG-TERM INVESTMENTS					(2,945)

INCOME BEFORE TAXES ON INCOME	35,461	26,457	12,620	10,545	33,684
TAXES ON INCOME	4,240	3,493	1,537	1,288	4,346

INCOME FROM OPERATIONS OF THE COMPANY AND ITS SUBSIDIARIES AND JOINT VENTURE	31,221	22,964	11,083	9,257	29,338
MINORITY INTEREST IN (PROFITS) LOSSES OF CONSOLIDATED SUBSIDIARY	(56)	(35)	14	10	(48)
SHARE IN PROFITS OF AN ASSOCIATED COMPANY	60	100	40	127	196

NET INCOME	31,225	23,029	11,137	9,394	29,486

EARNINGS PER SHARE:
BASIC	$0.96	$0.72	$0.34	$0.29	$0.91

DILUTED	$0.94	$0.70	$0.33	$0.29	$0.90

WEIGHTED AVERAGE NUMBER OF SHARES (IN THOUSANDS) USED IN COMPUTATION OF EARNINGS PER SHARE:
BASIC	32,583	32,183	32,583	32,183	32,251

DILUTED	33,357	32,978	33,576	32,528	32,924

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORBOTECH LTD.
(Registrant)

By:	/s/ Amichai Steinberg
Amichai Steinberg
Corporate Vice President for Finance
and Chief Financial Officer

Date:    November 8, 2005